SEC Mail Processing Section

FEB 29 2008

Washington, DC 111

AB 3/10

08029357

EXCHANGE COMMISSION
:ON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

...G PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5
Thereunder

SEC FILE NO
8-52140

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Archipelago Securities, L.L.C.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

100 South Wacker Drive, Suite 1800

Chicago	Illinois	60606
	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Salvato 312-442-7009
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

300 Madison Avenue		New York	NY	10017
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/29

OATH OR AFFIRMATION

I, Patrick Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Archipelago Securities, L.L.C. as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Patrick Murphy, SVP

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Archipelago Securities, LLC
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of Archipelago Securities, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's equity and cash flows present fairly, in all material respects, the financial position of Archipelago Securities, LLC (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2008

Archipelago Securities, LLC
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	19,914,923
Receivables from related parties		8,867,613
Receivables from clearing organizations		4,444,074
Other assets		126,732
Total assets	$	33,353,342
Liabilities and Member's Equity		
Liabilities		
Payables to brokers, dealers, and exchanges	$	5,504,965
Income tax payable		2,223,805
Security sold short not yet purchased		38,500
Other payables		606,903
Total liabilities		8,374,173
Member's equity		24,979,169
Total liabilities and member's equity	$	33,353,342

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Operations
Year Ended December 31, 2007

Revenues	
Routing fees	$ 79,277,245
Clearing fees	18,483,143
Activity assessment fees	5,860,856
Interest and other	790,791
Total revenues	104,412,035
Expenses	
Routing charges	87,607,668
Section 31 fees	5,860,856
Clearance, brokerage and other transaction expenses	4,829,449
Communications	123,631
General and administrative	56,128
Total expenses	98,477,732
Income before income tax provision	5,934,303
Income tax provision	2,223,805
Net income	$ 3,710,498

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2007

Balance, beginning of year	$	21,268,671
Net income		3,710,498
Balance, end of year	$	24,979,169

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities		
Net income	$	3,710,498
Change in assets and liabilities		
Decrease (increase) in operating assets		
Receivables from related parties		(3,337,553)
Fails to deliver		726,107
Receivables from clearing organizations		(1,717,333)
Other assets		57,677
Increase (decrease) in operating liabilities		
Payables to brokers, dealers and exchanges		2,031,009
Income tax payable		2,223,805
Fails to receive		(793,200)
Security sold short not yet purchased		38,500
Other payables		190,730
Net cash provided by operating activities		3,130,240
Net increase in cash and cash equivalents		3,130,240
Cash and cash equivalents, beginning of year		16,784,683
Cash and cash equivalents, end of year	$	19,914,923

Supplemental schedule of cash flow information

There were no cash payments made during the year ended December 31, 2007 for interest or income taxes.

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Operations

Archipelago Securities, LLC (the "Company"), formerly RediBook ECN LLC, a Delaware limited liability company, was established on September 23, 1999. The Company is a wholly owned subsidiary of Archipelago Holdings, Inc. (the "Parent" or "Member"), a Delaware corporation. Effective April 4, 2007, the Parent became a wholly-owned subsidiary of NYSE Euronext. ("NYX").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the Financial Industry Regulatory Authority. ("FINRA").

The Parent owns and operates NYSE Arca LLC ("ArcaEx"), formerly Archipelago Exchange, for trading of equities and the Pacific Exchange ("PCX") for trading of options. The Company primarily acts as a routing agent of ArcaEx and PCX by routing orders to other execution venues that contain the best bid or offer in the equities and options markets. Beginning in March 2007, the Company also acts as a routing agent for the New York Stock Exchange ("NYSE"), which is a wholly-owned subsidiary of NYX. The Company also clears transactions on behalf of ArcaEx, PCX, NYSE, and Archipelago Trading Services, Inc. ("ATS"), which is a wholly-owned subsidiary of the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Securities Transactions
Revenues and related expenses, which consist of routing charges and clearance, brokerage and other transaction expenses, are accounted for on a trade date basis.

Estimated Fair Value of Financial Instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the net fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value.

Income Taxes

The Company is a single member limited liability company and has selected, for federal, state and local income tax purposes, to be treated as a division of the Parent. Such entities are generally not subject to entity level federal, state or local income taxation. All items of income, expense, gain and loss of the Company are therefore included in the consolidated tax returns of income of the Parent. The Company has provided for income taxes as if the Company was filing separate returns for the year ended December 31, 2007.

Certain income and expense items are accounted for in different periods for income tax purposes than for financial statement purposes. Provisions for deferred taxes are made in recognition of these timing differences in accordance with the provisions of Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes."

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Standards ("SFAS") No. 109, Accounting for Income Taxes ("FIN 48"). The adoption of FIN 48 provision did not have an impact on the Company and no unrecognized tax benefit was recorded during the year.

3. Related Party Transactions

The Company primarily acts as a routing agent of affiliates by routing orders to other execution venues that contain the best bid or offer in the market. The Company earns routing fees from ArcaEx representing a mark up of actual routing costs charged by other execution venues. For the year ended December 31, 2007, this fee totaled $79,277,245 of which $7,248,775 was receivable as of December 31, 2007.

The Company performs clearing services on behalf of affiliates. For the year ended December 31, 2007, the Company charged affiliates $18,483,143 for clearing services of which $1,618,838 was receivable as of December 31, 2007.

The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by the FINRA, with the Company, the Parent provides operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software and personnel necessary to facilitate the operation of the routing broker and to provide certain other corporate and business services.

The agreement provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the Company are recorded as expenses in the Company's financial statements. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

4. Income Taxes

The provision for income taxes for the year ended December 31, 2007 consisted of:

Current	
Federal	$ 1,741,648
State	482,157
Income tax provision	$ 2,223,805

The Company's effective tax rate differs from the federal statutory rate mainly due to the effects of state and local taxes.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule. This method requires that minimum net capital not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3. As of December 31, 2007, the Company's net capital of $15,708,704 was $15,458,704 in excess of required net capital.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

SUPPLEMENTARY INFORMATION

Archipelago Securities, LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007 — Schedule I

Net capital		
Total member's equity		$ 24,979,169
Nonallowable assets, deductions and charges		
Receivables from related parties	$ 8,867,613	
Other assets	126,732	
Total nonallowable assets, deductions and charges		8,994,345
Net capital before haircuts		15,984,824
Haircuts		(276,120)
Net capital		$ 15,708,704
Minimum net capital required		$ 250,000
Excess net capital		$ 15,458,704
Percentage of net capital to aggregate debits		N/A

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited amended December 31, 2007 Part IIA FOCUS filing dated as of February 28, 2008.

Archipelago Securities, LLC
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007 **Schedule II**

Credit balances	
Free credit balances and other credit balances in customers' security accounts	-
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	-
Market value of short securities count differences over 30 calendar days old	-
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent of the issuer during the 40 days	-
Total credits	-
Debit balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days	-
Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in customer accounts	-
Total debits	-
Reserve computation	
Excess of total credits over total debits	-
Excess of total debits over total credits	
Required deposit	None

Archipelago Securities, LLC
Information Relating to Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007 — Schedule III

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
A.	Number of items	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	
B.	Number of items	None

There were no material differences between the audited Computation for determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission included in this report and the corresponding schedule included in the Company's unaudited amended December 31, 2007 Part IIA FOCUS filing dated as of February 28, 2008.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Member of Archipelago Securities, LLC:

In planning and performing our audit of the financial statements of Archipelago Securities, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

PRICEWATERHOUSECOOPERS

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2008

END